UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 11, 2010
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on August 11, 2010, entitled "Execution of debt capital market transactions”.

Execution of debt capital market transactions

Yesterday, Tuesday August 10, 2010, Statoil ASA, guaranteed by Statoil Petroleum AS, executed the following capital market transactions:

  Issue of USD 1,250,000,000 3.125% Notes due August 17, 2017
  Issue of USD 750,000,000 5.100% Notes due August 17, 2040

The net proceeds from the issue of the Notes will be used for general corporate purposes. The transaction will increase the financial flexibility of the company.

The deal has been fully placed. The settlement date is August 17, 2010.

Statoil ASA Notes are expected to receive Aa2 and AA- credit ratings from Moody's and Standard & Poor's, respectively.

Any public offering in the United States is being made solely by means of a prospectus supplement to the prospectus included in the Registration Statement filed by Statoil ASA and Statoil Petroleum AS and previously declared effective.

Further information from:

Investor relations:

Odd Marius Hygen, IR Officer, +47 48295755

Morten Sven Johannessen, VP Investor Relations USA, +1 2039786950 / +1 2035702524

Finance:

Tron Vormeland, VP, Corporate financing, +47 90 54 01 35
(mobile), +47 51 99 42 97 (office)

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This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities of Statoil ASA nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

This information is subject of the disclosure requirements acc. to § 5-12 vphl (Norwegian Securities Trading Act)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: August 11, 2010	By:	___/s/ Eldar Sætre Name: Eldar Sætre Title: Chief Financial Officer